Exhibit 99.3

GIGCAPITAL8 CORP.

CHARTER OF

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS

As adopted on [X], 2025

I.	PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of GigCapital8 Corp., a Cayman Islands exempted company (the “Company”), is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures, developing and maintaining the Company’s corporate governance policies and any related matters required by federal securities laws.

The primary responsibilities of the Committee are to (i) identify individuals qualified to become Board members; (ii) select, or recommend to the Board, director nominees for each election of directors; (iii) develop and recommend to the Board criteria for selecting qualified director candidates; (iv) consider committee member qualifications, appointment and removal; (v) recommend corporate governance guidelines and a code of conduct applicable to the Company; (vi) develop and maintain the Company’s corporate governance policies; (vii) recommend to the Board the responsibilities of each Board committee, the composition and operation of each Board committee, and the director nominees for assignment to each Board committee; and (viii) provide oversight in the evaluation of the Board and each committee thereof.

II.	ORGANIZATION AND MEMBERSHIP REQUIREMENTS

The Committee shall be appointed by the Board and shall be comprised of two or more directors, each of whom shall satisfy the applicable independence requirements of the Company’s corporate governance guidelines, the Nasdaq Stock Market LLC (“Nasdaq”) and any other applicable regulatory requirements, subject to any exceptions or cure periods that are applicable pursuant to the foregoing requirements and the phase-in periods permitted under the rules of Nasdaq under which the Committee is required to have only one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing.

Each member of the Committee shall serve until his or her successor is duly elected and qualified or until such member’s earlier resignation, removal or death. Any member of the Committee may be removed or replaced by the Board at any time with or without cause. Unless a chair (the “Chair”) of the Committee is elected by the full Board, the members of the Committee may designate the Chair by majority vote of the full Committee membership. The Chair shall preside at all regular meetings of the Committee and set the agenda for each Committee meeting.

III.	MEETINGS

The Committee shall meet as often as it deems necessary or appropriate to fulfill its responsibilities hereunder and, at least once during each fiscal year. The Committee may meet with management or individual directors at such time as it deems appropriate to discuss any matters before the Committee. The Committee may request that any employee of the Company attend any of its meetings or meet with any Committee member or consultant thereof. The Committee shall meet periodically in executive session without the presence of management. Meetings shall be called by the Chair or, if there is no Chair, by a majority of the members of the Committee.

A majority of the members shall represent a quorum of the Committee and, if a quorum is present, any action approved by at least a majority of the members present (in person, telephonically, by video conference or through similar means of remote communication) shall represent the valid action of the Committee. The Committee may also take action by unanimous written consent without a meeting. Any actions taken by the Committee during any period in which one or more of the members fail for any reason to meet the membership requirements set forth above shall still constitute duly authorized actions of the Committee for all corporate purposes.

The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

IV.	RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation and oversee the work of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel, an executive search firm and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of its outside counsel, the executive search firm and any other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its search consultants, outside counsel and any other advisors. The fees and costs of any consultant or advisor engaged by the Committee to assist the Committee in performing its duties hereunder shall be borne by the Company.

In fulfilling its responsibilities, the Committee shall, to the extent permitted by law, be entitled to delegate duties or responsibilities to one or more subcommittees of the Committee comprised of one or more members of the Committee.

V.	COMMITTEE DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities and duties hereunder, the Committee shall:

A.	Nominating Functions

1.

Determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

2.

Identify and select, or recommend to the Board, nominees for each election of directors consistent with the Director Criteria, except that if the Company is at any time legally required by contract or otherwise to provide any third party with the ability to nominate a director, the Committee need not evaluate or propose such nomination, unless required by contract or requested by the Board.

3.	Consider any nominations of director candidates validly made by the Company’s shareholders.

4.	Review and make recommendations to the Board concerning qualifications, appointment and removal of committee members.

5.

Identify and make recommendations to the Board regarding the selection and approval of candidates to fill any vacancies on the Board and/or any Board committee either by election by shareholders or appointment by the Board.

B.	Corporate Governance Functions

1.	Develop, recommend for Board approval, and review on an ongoing basis the adequacy of, the Corporate Governance Guidelines applicable to the Company.

2.

Develop and recommend to the Board for approval a Code of Business Conduct and Ethics (the “Code”) applicable to all employees and directors, which meets the requirements of Item 406 of the Securities and Exchange Commission’s Regulation S-K and the rules of Nasdaq and provide for and review prompt disclosure to the public of any change in, or waiver of, the Code. Review the Code periodically and recommend such changes to the Code as the Committee shall deem appropriate, and adopt procedures for monitoring and enforcing compliance with the Code.

3.

Oversee the Company’s corporate governance practices and procedures, including identifying best practices and reviewing, at least annually, the Company’s compliance with Nasdaq corporate governance listing requirements, and report to the Board regarding the same.

4.

Review and recommend to the Board, in furtherance of the above, changes to the documents, policies and procedures in the Company’s corporate governance framework, including the Company’s certificate of incorporation and/or bylaws as needed.

5.	Develop and recommend to the Board for approval standards for determining whether a director has a relationship with the Company that would impair its independence.

6.	Assist the Board in developing criteria for the evaluation of Board and committee performance.

7.	Oversee the evaluation of the performance of the Board, each committee of the Board and Company management.

8.	Review the Board’s committee structure and composition and make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairs annually.

9.	Develop and oversee a Company orientation program for new directors and a continuing education program for current directors, periodically review these programs and update them as necessary.

10.

Review any director resignation letter tendered in accordance with the Company’s director resignation policy set out in the Company’s corporate governance guidelines and evaluate and recommend to the Board whether such resignation should be accepted.

11.

Develop and recommend to the Board for approval an executive officer succession plan (the “Succession Plan”), to review the Succession Plan periodically with the executive officers, develop and evaluate potential candidates for each executive officer position and recommend to the Board any changes to and any candidates for succession under the Succession Plan.

12.

Review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

13.	Make reports to the Board regarding any of the foregoing as appropriate.

14.

Perform any other activities consistent with this Charter, the Company’s certificate of incorporation the Company’s bylaws and applicable governing law, as the Committee or the Board deems necessary or appropriate.

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